UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	First Quarter 2026 Results Release, dated May 7, 2026	3
2.	Q1 2026 Earnings Presentation	9

First Quarter 2026 Results Grifols increases Q1 2026 revenues by 3.3% to €1.7billion, and net profit 21.9% to €73 million Barcelona, Spain, May 7, 2026 - Grifols (MCE:GRF, MCE:GRF.P, NASDAQ:GRFS), a global healthcare company and leading producer of plasma-derived medicines, reported a total revenue of €1.7 billion in the first quarter of 2026, a year-over-year increase of 3.3% on a constant currency basis (cc), driven by the continued strength of its Biopharma business, which grew 6.8% cc., led by the strong performance of the immunoglobulin (IG) franchise. On a reported basis, there was a negative impact due to foreign exchange translation effects. Growth was supported by the launch of Biotest’s next-gen IVIG, Yimmugo® in the U.S and the sustained performance in the U.S. and core EU markets of flagship Gamunex® contributed to momentum during the quarter. Overall revenue performance was partially offset by pricing pressure in albumin in China and a tougher comparison base in Alpha-1 and Specialty Proteins, reflecting a prior year that benefited from inventory buy-ins for both Alpha-1 and other proteins at the time. Adjusted EBITDA reached €381 million, up 0.8% cc., with margin stable at 22.4%, reflecting ongoing operational discipline across the Group’s business. EBITDA growth was supported by ongoing efficiency improvements and a 7.7% cc reduction in OPEX, partially offset by the full-year impact of China albumin pricing concessions affecting H1’26, and €23 million of FX headwinds from a softer U.S. dollar. • Q1 2026 performance was aligned with plan and on track to deliver our 2026 objectives • Revenue growth is driven by Biopharma (+6.8% at constant currency (cc)) on the back of the continued momentum of IG, which grew 15.3% at cc • Strong IG performance in the U.S., supported by successful launch of Biotest’s next-gen IVIG, Yimmugo® supported by sustained traction of Gamunex® in the U.S. and core EU markets • Adjusted EBITDA increased to €381 million (€404 million at cc), with margin stable at 22.4% • Free cash flow pre-M&A improved by €30 million year-on-year primarily driven by working capital management across the supply chain, lower both CAPEX and financial expenses • Leverage ratio stood at 4.3x in Q1 2026, and liquidity position at €1.6billion • Grifols successfully refinanced all 2027 debt maturities, further strengthening its balance sheet and financial flexibility • Strategic initiatives continued to advance, including the Egypt and Canada self-sufficiency projects

Grifols expects further margin expansion driven by gross margin improvements, supported by the ramp-up of Egypt plasma and associated immunoglobulin sales, ongoing plasma sourcing and footprint optimization, as well as increasing CPL benefits, alongside continued progress in the Biotest turnaround and operating leverage. Group profit increased to €73 million in the first quarter, up 21.9% year-on-year. Free cash flow pre-M&A for the first quarter improved by €30 million year-on-year to minus €8 million, supported by working capital management and lower CAPEX and financial expenses. At the end of Q1 2026, leverage ratio as per the credit agreement stood at 4.3x, while liquidity stood at €1,573 million. Recently, Grifols successfully refinanced all 2027 debt maturities, strengthening its financial flexibility and balance sheet profile. The refinancing included an upsized Term Loan B of approximately €3 billion equivalent and a revolving credit facility commitment increased from $938 million to over $2 billion, with improved pricing and extended maturities, supported by strong institutional demand and broad backing from global financial institutions. Together with the previously announced €500 million partial redemption of its highest-cost 2030 bond, these actions targets 2026 cash interest to be in line with 2025 or better. Grifols has no significant debt maturities until October 2028 and maintains a strong liquidity position. Over the past 18 months, our corporate credit ratings have been upgraded multiple times by S&P, Fitch, and Moody’s. S&P Global Ratings has upgraded the company’s issuer credit rating by two notches to BB- with a stable outlook. Similarly, Moody’s and Fitch Ratings have also improved Grifols’ rating and / or outlook, highlighting the company’s strengthening financial profile, improving leverage trajectory and continued progress in restoring balance sheet strength. All three credit rating agencies acknowledge Grifols’ strong investment grade-like business characteristics. Nacho Abia, Chief Executive Officer of Grifols, said: “We started the year delivering performance in line with our expectations and reassured that we are on track to achieve our guidance for the full-year 2026 as we continue to build momentum over the course of the year. These results were achieved in a complex geopolitical and macroeconomic environment, marked by persistent uncertainties. In this context, these results underscore both the resilience of our business and the strength of our underlying fundamentals.” Rahul Srinivasan, Chief Financial Officer of Grifols, added: “We continue to make tangible progress across the business, supported by the strong momentum in our core immunoglobulin franchise. Notably, we also made decisive progress in strengthening our capital structure following our successful refinancing this quarter – leaving us with strong liquidity, no meaningful maturities until Q4’28 and targeting cash interest in 2026 to be in line with or better than 2025 cash interest.” The upcoming Annual General Meeting is expected to approve the 2025 final cash dividend, reinforcing Grifols’ commitment to delivering sustainable shareholder returns. This step reflects the company’s improved financial flexibility and continuous focus on disciplined capital allocation, underpinned by ongoing progress in deleveraging and improved free cash flow generation.

Biopharma remains the growth engine Biopharma revenues increased 6.8% cc. basis in the first quarter, reinforcing Biopharma’s role as a core growth driver for the Group. The IG franchise grew 15.3% cc. with intravenous IG up 16.2% cc., supported by sustained traction of Gamunex® in the U.S. and core EU markets, as well as by the U.S. launch of Yimmugo® , which is further enhancing the momentum of the company’s existing brands. Subcutaneous IG increased 5%, with continued double-digit in-market demand growth of Xembify® partially offset by inventory phasing. Albumin declined 6.1% cc., reflecting ongoing government-driven pricing pressure in China, consistent with market pricing dynamics anticipated at year-end affecting the entire healthcare industry in the market. After several years of strong growth, demand stagnated in 2025, prompting mid-year price adjustments. With pricing more stable in recent quarters, the company maintains a constructive full-year outlook for albumin. Grifols continues to leverage its strategic local partnership with SRAAS, combining disciplined pricing, a broader joint commercial footprint and a sharper contracting and marketing approach to deepen penetration in lower-tier hospitals and expand retail pharmacy reach in. In parallel, the company continues to pursue growth opportunities in ex-China markets, particularly in the U.S., to support overall portfolio balance. Alpha-1 and Specialty proteins declined 7.4% in this first quarter of 2026, reflecting a tougher comparison against 2025, which benefited from inventory buy-in following distribution model change. In Alpha-1, patient base continued to grow, underscoring continued unmet needs. The company remains focused on expanding diagnosis and treatment, while the expected phase 3 SPARTA trial readout in H2 2026 represents a potentially important inflection point for the franchise, supporting greater awareness, improved access and long-term market expansion. Strategic projects supporting long-term margin expansion and supply optimization Grifols continues to advance key strategic initiatives to strengthen its long-term operating model and profitability. The Egypt project remains on schedule and is becoming central to the company’s self-sufficiency strategy and long-term plasma optimization plan. Beyond adding capacity, it is expected to structurally improve margin expansion over time by better aligning plasma sourcing with local markets economics. As Egyptian plasma volumes ramp up, Grifols expects to progressively optimize its global plasma footprint, reducing the share of U.S. plasma allocated to ex-U.S. markets and improving overall plasma economics. The company expects Egypt plasma collection to reach approximately 1 million liters in 2026 and up to 3 million liters by 2029, enabling a gradual rebalancing of the global plasma network. As a result, Grifols expects to reduce reliance on U.S.-sourced plasma for ex-U.S. markets, improve cost efficiency per liter, and enhance supply resilience. Following EMA approval of the Grifols Egypt entire supply chain, Grifols is now positioned to optimize its global plasma network more effectively, progressively reducing the reliance on U.S.- sourced plasma for ex-U.S. markets. Between 2025 and 2029, ex-U.S. plasma supply is expected to more than double, driven largely by Egypt. This rebalancing is expected to enhance plasma economics, support mid- to high-single digit growth in ex-U.S. supply, strengthen supply resilience and contribute to a structurally improved margin profile. This strategy will not just allow Grifols to expand its plasma and industrial footprint, but to also reshape the economics of how the company sources and delivers plasma-derived therapies globally. Additionally, the recent recognition of plasma-derived therapies as strategic assets under Section 232 of the U.S. Trade Expansion Act further reinforces the structural relevance of Grifols’ vertically integrated model. Diagnostic performance in line with expectations Diagnostic performance in the quarter was impacted by the early dissolution of the Quidel Ortho joint business, which had a one-off negative effect on Immunoassay Diagnostic Solutions (IDS) revenues. This impact is partially mitigated by a total USD 65 million compensation to be received across 2026–2028. Excluding this effect, the remaining Diagnostic business performed in line with expectations, with like-for-like revenue growth in the low single digits. Strategically, the dissolution of the joint business provides Grifols with full control over its clinical diagnostics roadmap, supporting the development of its next-generation platforms. The company is advancing the launch of its Barcelona-based Blood Typing Solutions (BTS) platform, featuring modular, trackable gel card technology and a simplified workflow, with presentation expected in Q2 2026. This milestone supports Grifols’s broader innovation roadmap in Diagnosis and its long-term ambition to strengthen its position in blood typing and donor screening. 2026 Guidance Grifols confirms that Q1 2026 performance was aligned with expectations and supports its full-year 2026 guidance.

Alternative Performance Measures (APMs) This document contains the following Alternative Performance Measures (APMs): Consolidated EBITDA Reported, Consolidated EBITDA Adjusted, Leverage Ratio as per the Credit Facility, Net Debt as per the Credit Facility, Free Cash Flow, Working Capital, and non-recurring items. For further details on the definition, explanation on the use, and reconciliation of APMs, please see the Appendix of the Presentation as well as the “Alternative Performance Measures” document from Grifols website www.grifols.com/en/investors. CONFERENCE CALL Grifols will host a conference call today, 7 May 2026, at 6:30pm CET / 12:30pm EST to discuss its financial results for the first quarter 2026. To view and listen to the webcast and view the presentation, click on Q1-2026 Results or visit the website www.grifols.com/en/investors. Participants are advised to register in advance of the conference call. MEDIA CONTACTS: Grifols Press Office media@grifols.com Phone: +34 93 571 00 02 INVESTORS Investors Relations & Sustainability inversores@grifols.com - investors@grifols.com sostenibilidad@grifols.com - sustainability@grifols.com Phone: +34 93 571 02 21 About Grifols Grifols is a global healthcare company founded in Barcelona in 1909 committed to improving the health and well-being of people around the world. A leader in essential plasma-derived medicines and transfusion medicine, the company develops, produces and provides innovative healthcare services and solutions in more than 110 countries. Patient needs and Grifols’ ever-growing knowledge of many chronic, rare and prevalent conditions, at times life-threatening, drive the company’s innovation in both plasma and other biopharmaceuticals to enhance quality of life. Grifols focuses on treating conditions centered on six core therapeutic areas: immunology, neurology, pulmonology, hematology, hepatology and intensive care. A pioneer in the plasma industry, Grifols continues to grow its network of donation centers, the world’s most diversified with more than 400 across North America, Europe, Africa and the Middle East, and China. As a recognized leader in transfusion medicine, Grifols offers a comprehensive portfolio of solutions designed to enhance safety from donation to transfusion, in addition to clinical diagnostic technologies. It provides high-quality biological supplies for life-science research, clinical trials and for manufacturing pharmaceutical and diagnostic products. The company also supplies tools, information and services that enable hospitals, pharmacies and healthcare professionals to efficiently deliver expert medical care. Grifols, with more than 25,000 employees in more than 30 countries and regions, is committed to a sustainable business model that sets the standard for continuous innovation, quality, safety and ethical leadership. The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the IBEX-35 (MCE:GRF). Grifols non- voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ through ADRs (NASDAQ:GRFS). For more information about Grifols, please visit www.grifols.com

LEGAL DISCLAIMER The facts and figures contained in this report that do not refer to historical data are ‘projections and future hypotheses’. Words and expressions such as ‘believe’, ‘expect’, ‘anticipate’, ‘predict’, ‘hope’, ‘intend’, ‘should’, ‘will try to achieve’, ‘is estimated’, ‘future’ and similar expressions, insofar as they refer to the Grifols group, are used to identify future projections and hypotheses. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a series of factors that mean that the real results may be materially different. The future results of the Grifols group could be affected by events related to its own activities, such as shortages of supplies of raw materials for the manufacture of its products, the appearance on the market of competing products, or changes in the regulatory framework of the markets in which it operates, among others. At the date of preparation of this report, the Grifols group has adopted the necessary measures to mitigate the foreseeable impact of these events. Grifols, S.A. assumes no obligation to publicly report, revise or update the projections or future hypotheses to adapt them to facts or circumstances after the date of writing of this report, except when expressly required by applicable legislation. This document does not constitute an offer or invitation to purchase or subscribe shares in accordance with the provisions of Law 6/2023, of 17 March, on the Securities Markets and Investment Services, and any regulations implementing said legislation. Furthermore, this document does not constitute an offer to purchase, sell or exchange, or a solicitation of an offer to purchase, sell or exchange any securities, or a solicitation of any vote or approval in any other jurisdiction. The information contained in this document has not been verified or revised by the external auditors of the Grifols group.

Q1 2026 Results - 1 - Q1 2026 Results May 7, 2026

Q1 2026 Results - 2 - Legal Disclaimer Important Information This presentation does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC (as amended and restated from time to time), the Spanish Securities Market and Investment Services Law (Law 6/2023, of 17 March, as amended and restated from time to time) and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. This information has not been audited. Forward-Looking Statements This presentation contains forward-looking information and statements about Grifols based on current assumptions and forecast made by Grifols management, including pro forma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions. Although Grifols believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Grifols. Alternative Performance Measures (APMs) This document and any related conference call or webcast (including a Q&A session) contain, in addition to the financial information prepared in accordance with IFRS, alternative performance measures (‘APMs’) as defined in the guidelines issued by the European Securities and Markets Authority (‘ESMA’) on October 5, 2015. APMs are used by Grifols’ management to evaluate the group’s financial performance, cash flows or financial position in making operational and strategic decisions for the group and therefore are useful information for investors and other stakeholders. Certain key APMs form part of executive directors, management and employees’ remuneration targets. APMs are prepared on a consistent basis for the periods presented in this document. They should be considered in addition to IFRS measurements, may differ to definitions given by regulatory bodies relevant to the group and to similarly titled measures presented by other companies. They have not been audited, reviewed or verified by the external auditor of Grifols. For further details on the definition, explanation on the use, and reconciliation of APMs, please see the appendix as well as the “Alternative performance measures” document from our website www.grifols.com/en/investors.

Q1 2026 Results - 3 - Agenda 01 Q1’26: Performance Summary 02 Biopharma Performance 03 Q1’26 Financial Performance 04 Final Remarks 05 Annex

Q1 2026 Results - 4 - Nacho Abia Chief Executive Officer (CEO) Q1’26: Performance On Track with 2026 Goals

Q1'26 Performance Summary | Biopharma Performance | Q1'26 Financial Performance | Final Remarks | Annex

Q1'26 Performance Supports FY'26 Guidance

	Q1'26 (changes vs. Q1'25)
Revenue	**€1,700 m** +3.3% cc[1]
EBITDA Adj.	**€381m** +0.8% cc
EBITDA Adj. Margin	**22.4%** unchanged
Free Cash Flow pre-M&A[2]	**-€8m** +€30m
Leverage ratio[3]	**4.3x**

- Q1'26 financial results support **FY'26 guidance**
- **Biopharma** delivered **6.8% revenue growth (cc)** driven by continuous momentum in the **IG franchise**
- Strengthened **balance sheet** through **successful refinancing** of 2027 maturities
- **Egypt Project** advancing on schedule, paving the way for global plasma collection optimization
- **Section 232 of the U.S. Trade Expansion Act:** Recognition of plasma-derived therapies as strategic assets
- Evaluating a **potential IPO** of the **U.S. Biopharma business**

All figures are presented on a consolidated basis.
[1] Constant currency (cc), excluding exchange rate fluctuations over the period. See Annex for reconciliations.
[2] FCF definition and reconciliation to the Cash Flow Statement in slide 24 in the Annex.
[3] Leverage ratio defined as per the Credit Agreement. See reconciliations in slide 27 in the Annex.

Q1 2026 Results - 5 - GRIFOLS

Q1 2026 Results - 6 - Q1’26 Performance Summary Biopharma Performance Q1’26 Financial Performance Final Remarks Annex Strong Execution Focused on Achieving 2026 Goals Biopharma product and segmental mix Optimization of global plasma sourcing Egypt ramp up Operation and financial turnaround of Biotest Financial discipline, cost control and operational leverage 2026 Drivers

Q1'26 Performance Summary | Biopharma Performance | Q1'26 Financial Performance | Final Remarks | Annex

Diagnostic Performs as Planned. BTS Marks a Milestone with Barcelona-Next Generation Platform Launch

- Q1'26 performance: **one-off impact** of Quidel Ortho joint business dissolution, negatively impacting Immunoassay Donor Screening (IDS) revenues
- **$65m payment to Grifols across 2026, 2027 and 2028** compensating, amongst other things, cost absorption
- Positively, the joint business dissolution **unlocks sole access to serology donor screening** and **clinical diagnostics strategic aspirations through ISARD platform**

Remaining Diagnostic Division performance:
Low-single digit LFL growth

2026

BARCELONA Platform (2026)

Stronger performance, simpler workflow blood typing solutions (BTS) platform: gel card tech, modular and trackable



Launch in **Q2'26** @ flagship Trade Fair

Achieve leadership position in Blood Typing

ISARD Immunoassay Platform (2030)

1st Grifols Immunoassay platform: multiplexing, ultra highly sensitive, modular and trackable



Untap 1B$ **Serology** Donor Screening **market**

MUNDAKA Molecular Platform (2030)

Grifols next generation NAT platform: high multiplexing, sensitive, fast and integrated



Maintain NAT leadership in the long-term

Q1 2026 Results - 7 - GRIFOLS

Q1 2026 Results - 8 - Roland Wandeler President of Biopharma Continued Biopharma Growth Driven by IG Momentum in Core Markets

Q1'26 Performance Summary | **Biopharma Performance** | Q1'26 Financial Performance | Final Remarks | Annex

Launch of Yimmugo in the U.S. and Continued Momentum with Gamunex and Xembify Drive IG Franchise Double-Digit Growth

Q1'26 vs PY	+6.8%	Drivers
IG Intravenous IG Subcutaneous IG	**+15.3%** +16.2% +5.0%	• **Strong IG performance** in the U.S., supported by launch of **Biotest's next-gen IVIG**, **Yimmugo** • Sustained traction of **Gamunex** in the U.S. and core EU markets • Continued double-digit in-market demand growth of **Xembify** partially offset by inventory phasing
Albumin	**-6.1%**	• Effectively **competing in China with strategic local partnership (SRAAS),** but impacted by year-over-year lower price after price adjustment mid-'25 in context of market dynamics • Pursuing **opportunities in the U.S.,** and other **ex-China markets**
Alpha 1 & Specialty proteins	**-7.4%**	• **Alpha 1** progressing as **planned**, **phasing** impacting comparability • **Rabies** with continued momentum, albeit on low absolute basis during winter months • **Other proteins** impacted double-digit YoY in light of third-party Fibrin Sealant inventory phasing • Overall, expect **Alpha 1 and other proteins segment** to show **growth for FY2026**

Note: All figures are presented at constant currency (cc), excluding exchange rate fluctuations over the period.

Q1 2026 Results - 9 - GRIFOLS

Q1'26 Performance Summary | **Biopharma Performance** | Q1'26 Financial Performance | Final Remarks | Annex

Differentiated Approach to Drive Profitable Growth and Value

	U.S. Market	Ex-U.S. Markets	
IG	**Drive profitable IG growth**, leverage Egypt as IG source for Europe • **Grow with the market in 2026**, on higher basis after market share re-capture in 2024 and 2025 • Expect **continued mid-to-high single digit** momentum and **strong double-digit SCIG growth**	• **Europe:** Grow in strategic and higher-margin markets, reduce weight of lower-margin markets • **Canada:** Continue to scale self-sufficiency program	Grow
Albumin	**Optimize allocation** in diversified geographic portfolio • **Build** on increasing **demand** for **Albumin in bags** • Well-positioned to compete with portfolio of Albumin **vials** in U.S. and other markets	• **China:** Leverage **strategic local partnership (SRAAS)** with broader approach to hospitals and pharmacies • **Other markets:** Room to grow share	Balance
Alpha 1 and Specialty proteins	**Drive growth of first-liter proteins**, prepare for SPARTA • **Alpha 1: Increase appropriate patients treated.** Communicate **SPARTA outcomes** in an appropriate, deliberate and coordinated fashion to support sustainable growth • **Other proteins:** Launch Fibrinogen in CFD[1], grow Rabies	• **Alpha 1: Drive growth in reimbursed markets**, prepare for broader reimbursement with SPARTA outcomes • **Fibrinogen:** Drive AFD[2] launch in Germany / Austria	Lead

[1]CFD: Congenital Fibrinogen Deficiency [2]Acquired Fibrinogen Deficiency

Q1 2026 Results - 10 - GRIFOLS

Q1'26 Performance Summary | **Biopharma Performance** | Q1'26 Financial Performance | Final Remarks | Annex

Redefining the Plasma Industry: Unique U.S. End-to-End Integration and Scalable ex-U.S. Self-Sufficiency Drive Value Creation

Estimated Evolution of Plasma Supply by Geography

U.S. Market



Mid-to-high single digit CAGR
Supply to ex-U.S markets
Supply to U.S. market
~25%
~75%
~100%
2025
2029E

Currently, ~25% of **U.S. plasma** is used for sales **outside the U.S.**

Looking forward: U.S. plasma will increasingly be allocated **exclusively to U.S. demand,** unlocking meaningful **optimization** opportunities

Ex-U.S. Markets



x2.5
Supply from U.S. market
Supply from ex-U.S. markets
2025
2029E

Europe	Canada	Egypt
Scaling collections	Advancing Self-Sufficiency	Egypt-Targets On Track

1m liters	Up to 3m liters
in 2026	by 2029

Q1 2026 Results - 11 - GRIFOLS

Q1'26 Performance Summary | **Biopharma Performance** | Q1'26 Financial Performance | Final Remarks | Annex

U.S. Biopharma: A Unique, Resilient Vertically Integrated Platform

#1 Market for Plasma

Leading player within a $20+ bn market[1]

Expected to grow with the U.S. market

Fully vertically integrated model

- **Unique local end-to-end value chain** from plasma collection through manufacturing to commercialization
- Enabling Grifols to **capture margin** at every step

Efficiency of operations

- **Low capital investment** needs
- Increasing **productivity** and **collections by center** and improved **network utilization** while continuing to grow U.S. plasma collection volumes


Los Angeles, California (CA)
Clayton, North Carolina (NC)

~300 donor centers

2 Manufacturing Facilities

[1]Market value for North America in 2024. Source MRB, January 2026.

Q1 2026 Results - 12 - GRIFOLS

Q1 2026 Results - 13 - Rahul Srinivasan Chief Financial Officer (CFO) Q1’26 Financial Performance

Q1 2026 Results - 14 - Financial Highlights in million EUR except % Q1’26 EUR/USD @1.18 Q1’25 EUR/USD @1.04 Var. vs. PY NET REVENUE 1,700m 1,786m 3.3% cc GROSS MARGIN 620m 695m Margin 36.5% 38.9% EBITDA ADJ. 381m 400m 0.8% cc Margin 22.4% 22.4% Unchanged PROFIT BEFORE TAX 112m 115m GROUP PROFIT 73m 60m 21.9% FREE CASH FLOW pre-M&A1 -8m -38m +30m LEVERAGE RATIO2 Total net LR 4.3x 4.5x -0.2x Net secured LR 2.7x 2.7x LIQUIDITY 1,573m3 1,675m4 Note: When specified, figures presented at currency (cc), excluding exchange rate fluctuations over the period. See Annex for reconciliations. 1 FCF definition and reconciliation to the Cash Flow Statement in slide 24 in the Annex. 2 Leverage ratio defined as per the Credit Agreement in slide 27 in the Annex. 3 For Q1’26, cash and cash equivalents of €702m + unused credit facilities €871m. 4 For Q1 2025, cash and cash equivalents of €753m + unused credit facilities €1,318m - unused RCF facilities maturing in Nov 2025 c€396m. Q1’26 Performance Summary Biopharma Performance Q1’26 Financial Performance Final Remarks Annex

Q1'26 Performance Summary | Biopharma Performance | **Q1'26 Financial Performance** | Final Remarks | Annex

Q1'26 Revenues: 3.3% cc Growth, Led by 6.8% cc Biopharma Revenue Growth

Revenues *(in million EUR)*



+3.3% cc
+6.8% cc
-9.6% cc
1,786
1,844
-144
1,700
Q1'25
Biopharma
Diagnostic
Biosupplies & Others
Q1'26 CC
FX
Q1'26 Reported

Biopharma
- Continuing IG-led growth

Diagnostic
- Quidel Ortho dissolution and associated compensation to Grifols
- Diagnostic revenue like-for-like: Low-single-digit growth in Q1'26

Bio Supplies and Others
- Impacted by contract phasing / timing

Note: Graphic not at scale.

Q1 2026 Results - 15 - GRIFOLS

Q1'26 Performance Summary | Biopharma Performance | **Q1'26 Financial Performance** | Final Remarks | Annex

Q1'26 Adjusted EBITDA: Resilient Biopharma Performance, Offset by Other Segments and FX Headwinds

Drivers

- **Continuing Biopharma EBITDA growth on cc basis**
  - Despite full year impact of China Albumin pricing concession impacting H1'26
- **FX headwinds** of €23m due to weaker USD
- Expected **Adjusted EBITDA margin improvement drivers:**
  - **Gross Margin** improvement:
    - **Biopharma product and segmental mix**
    - **Egypt plasma collection and associated IG sales ramping up, on a fully balanced last-liter basis**
    - **Plasma sourcing, footprint optimization** and **improving CPL benefits**
    - **Biotest** operational and financial **turnaround progress**
  - **OPEX and Operational leverage** (Q1'26 vs Q1'25: 7.7% cc reduction)

EBITDA Bridge *(in €m; EBITDA Adj. margin as % of Net Revenues)*


+0.8% cc
400
404
-23
381
EBITDA Adj. Q1'25
Biopharma
Diagnostics
BioSupplies and Others
EBITDA Adj. Q1'26 cc
FX
EBITDA Adj. Q1'26

Note: All figures are presented on a consolidated basis. When specified, figures presented at currency (cc), excluding exchange rate fluctuations over the period. Graphic not at scale.

Q1 2026 Results - 16 - GRIFOLS

Q1 2026 Results - 17 - Free Cash Flow pre-M&A: Progressing to Plan EBITDA Adjusted to Free Cash Flow reconciliation (in million EUR) EBITDA Adjusted 381 400 -19 Inventories (134) (61) -73 Receivables (21) (93) +72 Payables 48 26 +21 Net working capital (107) (128) +21 CAPEX (71) (128) +58 IT and R&D (38) (39) +1 Taxes (12) (3) -9 Financial expenses (44) (55) +11 Others (117) (85) -32 Free Cash Flow pre-M&A1 (8) (38) +30 Q1’26 Q1’25 Vs PY Adj EBITDA impacted by depreciating USD Others: mainly due to timing of first IRA payment in 2025 1 FCF definition and reconciliation to the Cash Flow Statement in slide 24 in the Annex. Investment in inventory to support Biopharma sales growth, offset by working capital management Highly focused on managing cash interest costs Capex: impacted by the payment to JPMorgan being presented within Financing activities Q1’26 Performance Summary Biopharma Performance Q1’26 Financial Performance Final Remarks Annex

Q1'26 Performance Summary | Biopharma Performance | **Q1'26 Financial Performance** | Final Remarks | Annex

Capital Structure: Significant Progress

Refinancing Summary

	Size	Tenor	Drawn Margin
New RCF	$2bn+	6.5Y	200bps
New TLB (USD)	$2bn	7Y	250bps
New TLB (EUR)	€1.25bn	7Y	300bps

Benefit from leverage-based margin step-downs

- **Strong investor** and **bank support** for significantly **upsize of RCF and TLB**

Maturities

- **All 2027 maturities refinanced**
- **Next set of maturities not due until Q4 2028**

Liquidity

- **Highly robust liquidity levels**
- **Factoring frequency reduced** and on **improved terms**
- Right sized RCF allows **surplus cash to reduce gross indebtedness**

Capital Structure Optimization

- **€500m redemption of 7.5% 2030 bonds**

2026 Cash Interest

- **Targeting 2026 cash interest to be in line with 2025 or better**

Credit Re-Rating

- **Substantial re-rating progress in a short period of time**
- Corporate credit ratings stand at: Standard & Poor's BB- / Fitch BB- / Moody's B1 - all with Stable Outlook

Shareholder Return

- **AGM** to approve **2025 final cash dividend**

Q1 2026 Results - 18 - GRIFOLS

Q1 2026 Results - 19 - Nacho Abia Chief Executive Officer (CEO) Final Remarks

Q1 2026 Results - 20 - Biopharma-led Growth, Prioritizing Margin Improvement, and Stronger Balance Sheet Biopharma delivers strong growth driven by continuous momentum in the IG franchise Biopharma Section 232 of the U.S. Trade Expansion Act underscores the strategic value of plasma-derived therapies Plasma as Strategic Asset EMA approval of scalable Egypt sourced plasma expands access to therapies, strengthens global positioning, and unlocks plasma optimization opportunities Egypt: Game-changer Grifols continues to execute on its strategic plan Continued Execution All 2027 maturities successfully refinanced, and progressing on capital structure optimization opportunities Refinancing Q1’26 results are on track, reiterating full-year guidance Guidance 2026 Q1’26 Performance Summary Biopharma Performance Q1’26 Financial Performance Final Remarks Annex

Q1 2026 Results - 21 - Annex

Q1 2026 Results - 22 - Revenue | Q1 2026 Q1’26 Performance Summary Biopharma Performance Q1’26 Financial Performance Final Remarks Annex Q1 2026 Q1 2025 In millions of euros Reported At cc* Revenue by Business Unit 1,700 1,786 (4.8%) 3.3% Biopharma 1,495 1,521 (1.7%) 6.8% Diagnostic 142 170 (16.2%) (9.6%) Bio Supplies 19 33 (40.4%) (33.5%) Others 43 62 (31.3%) (29.6%) Revenue by Country 1,700 1,786 (4.8%) 3.3% US + CANADA 968 1,025 (5.6%) 6.2% E U 393 390 0.7% 1.0% ROW 339 370 (8.4%) (2.5%) * Constant currency (cc) excludes exchange rate fluctuations over the period. % vs PY

Q1'26 Performance Summary | Biopharma Performance | Q1'26 Financial Performance | Final Remarks | **Annex**

P&L | Q1 2026

	Q1 2026			Q1 2025			% vs PY	
In millions of euros	Reported	One-offs	Reported excl. One-offs	Reported	One-offs	Reported excl. One-offs	Reported	Reported excl. One-offs
Net Revenue	**1,700**	**-**	**1,700**	**1,786**	**-**	**1,786**	**(4.8%)**	**(4.8%)**
Cost of Sales	(1,080)	19	(1,061)	(1,091)	10	(1,081)	1.0%	1.9%
Gross Margin	**620**	**19**	**639**	**695**	**10**	**705**	**(10.8%)**	**(9.3%)**
% Net revenue	36.5%	-	37.6%	38.9%	-	39.5%	-	-
R&D	(90)	0	(90)	(96)	-	(96)	6.6%	6.7%
SG&A	(281)	12	(269)	(325)	9	(315)	13.5%	14.7%
Operating Expenses	**(370)**	**12**	**(359)**	**(421)**	**9**	**(411)**	**12.0%**	**12.9%**
Share of Results of Equity Accounted Investees - Core Activities	2	-	2	(5)	4	(1)	131.6%	228.2%
OPERATING RESULT (EBIT)	**251**	**31**	**282**	**269**	**23**	**292**	**(6.7%)**	**(3.4%)**
% Net revenue	14.8%	-	16.6%	15.1%	-	16.3%	-	-
Financial Result	(139)	-	(139)	(154)	-	(154)	9.7%	9.7%
PROFIT BEFORE TAX	**112**	**31**	**143**	**115**	**23**	**139**	**(2.7%)**	**3.6%**
% Net revenue	6.6%	-	8.4%	6.5%	-	7.8%	-	-
Income Tax Expense	(24)	(8)	(32)	(23)	(16)	(38)	(6.3%)	15.7%
% of pre-tax income	21.6%	-	22.6%	19.8%	-	27.7%	-	-
CONSOLIDATED PROFIT	**88**	**23**	**111**	**92**	**8**	**100**	**(4.9%)**	**10.9%**
Results Attributable to Non-Controlling Interests	(15)	(1)	(17)	(33)	(0)	(33)	53.9%	49.9%
GROUP PROFIT	**73**	**22**	**95**	**60**	**7**	**67**	**21.9%**	**40.8%**
% Net revenue	4.3%	-	5.6%	3.3%	-	3.8%	-	-

Q1 2026 Results - 23 - GRIFOLS

Q1'26 Performance Summary | Biopharma Performance | Q1'26 Financial Performance | Final Remarks | **Annex**

Cash Flow | Q1 2026

In millions of euros (on a reported basis)	Q1 2026	Q1 2025	% vs PY
Reported Group Profit	**73**	**60**	**22%**
Depreciation and Amortization	104	112	(7%)
Net Provisions	21	11	91%
Other Adjustments and Other Changes in Working Capital	19	81	(77%)
Change in Operating Working Capital	(107)	(128)	16%
Changes in Inventories	*(134)*	*(61)*	(120%)
Change in Trade Receivables	*(21)*	*(93)*	77%
Change in Trade Payables	*48*	*26*	85%
Net Cash Flow From Operating Activities	**110**	**136**	**(19%)**
Business Combinations and Investments in Group Companies	(19)	(79)	76%
CAPEX	(52)	(49)	(6%)
R&D/Other Intangible Assets	(38)	(39)	3%
Other Cash Inflow / (Outflow)	(9)	(7)	(29%)
Net Cash Flow From Investing Activities	**(118)**	**(174)**	**32%**
Free Cash Flow	**(8)**	**(38)**	**79%**
Issue / (Repayment) of Debt	(117)	(154)	24%
Other Cash Flows From / (Used in) Financing Activities	(13)	(4)	(225%)
Net Cash Flow From Financing Activities	**(130)**	**(158)**	**18%**
Total Cash Flow	**(138)**	**(196)**	**30%**
Cash and Cash Equivalents at the Beginning of the Period	825	980	(16%)
Effect of Exchange Rate Changes in Cash and Cash Equivalents	15	(31)	148%
Cash and Cash Equivalents at the End of the Period	**702**	**753**	**(7%)**

In million of Euros	Q1'26	Q1'25
Net Cash Flow From Operating Activities	**110**	**136**
Net Cash Flow From Investing Activities	**(118)**	**(174)**
Free Cash Flow pre-M&A	**(8)**	**(38)**

In million of Euros	Q1'26	Q1'25	LTM Q1'26	LTM Q1'25
EBITDA Adjusted	**381**	**400**	**1.806**	**1.829**
Changes in working capital	(107)	(128)	(45)	198
CAPEX	(71)	(128)	(315)	(576)
R&D and IT	(38)	(39)	(157)	(155)
Taxes	(12)	(3)	(178)	(175)
Interests	(44)	(55)	(511)	(509)
Others	(117)	(85)	(102)	(192)
Free Cash Flow pre-M&A	**(8)**	**(38)**	**498**	**420**

Free Cash Flow (FCF) = EBITDA Adjusted- Net Working Capital - CAPEX (as defined in the APM) - Others - Interest - Taxes. In the Consolidated Annual Accounts, this reconciles to Cash flow generation from operating and investing activities excluding impact from M&A and associated costs and expenses. Excludes lease payments, consistent with prior disclosed guidance.

Q1 2026 Results - 24 - GRIFOLS

Q1 2026 Results - 25 - Balance Sheet | Q1 2026 Q1’26 Performance Summary Biopharma Performance Q1’26 Financial Performance Final Remarks Annex In millions of euros Mar-26 Dec-25 14,824 14,638 10,624 10,493 3,163 3,120 109 97 500 512 428 416 5,254 5,074 2 - 3,458 3,296 95 83 863 769 56 36 78 65 702 825 20,078 19,712 Cash and Cash Equivalents Goodwill and Other Intangible Assets Property Plant & Equipment Assets Non- Current Assets Total Assets Current Assets Inventories Current Contract Assets Other Current Financial Assets Non-Current Contract Assets Held for Sale Trade and Other Receivables Investments in Equity Accounted Investees Non-Current Financial Assets Other Non-Current Assets Other Current Assets In millions of euros Mar-26 Dec-25 7.847 7.603 120 120 911 911 4.486 4.185 Treasury Stock (131) (131) 73 402 Interim dividend - (102) (1) (114) 2.389 2.332 10.107 10.090 9.080 9.091 1.027 999 2.124 2.019 589 552 1.535 1.467 20.078 19.712 Equity Equity and Liabilities Other Current Liabilities Total Equity and Liabilities Other Comprehensive Income Non-Controllling Interests No- Current Liabilities Non-Current Financial Liabilities Other Non-Current Liabilities Share Premium Reserves Current Year Earnings Current Liabilities Current Financial Liabilities Capital

Q1 2026 Results - 26 - EBIT to EBITDA and EBITDA Adjusted Q1’26 Performance Summary Biopharma Performance Q1’26 Financial Performance Final Remarks Annex In millions of euros. Q4 2025 Q1 2026 LTM FY 2025 Q1 2025 251 271 354 349 1,225 1,243 269 (104) (129) (103) (107) (443) (451) (112) Reported EBITDA 355 400 457 456 1,668 1,694 380 % Net revenue 20.9% 20.2% 24.5% 24.1% 22.4% 22.5% 21.3% Cash Restructuring costs 4 7 6 - 17 13 - Transaction costs 9 11 7 4 31 29 7 Biotest Next Level Project 6 2 10 5 23 24 7 Others 8 2 2 10 23 16 2 Total Cash Adjustments 2 7 2 2 2 5 1 9 9 4 8 2 1 6 Non- cash Impairments - 45 - - 45 49 4 Total Non-Cash Adjustments - 4 5 - - 4 5 4 9 4 Total adjustments 2 7 6 7 2 5 1 9 138 131 2 0 Adjusted EBITDA 381 467 482 475 1,806 1,825 400 % Net revenue 22.4% 23.6% 25.8% 25.1% 24.3% 24.3% 22.4% Depreciation & Amortization OPERATING RESULT (EBIT) Q1 2026 Q3 2025 Q2 2025

Q1'26 Performance Summary | Biopharma Performance | Q1'26 Financial Performance | Final Remarks | **Annex**

Leverage Ratio as per Credit Agreement

In millions of euros.	Q1'26	Q4'25	Q3'25	Q2'25	Q1'25
Non-Current Financial Liabilities	9,080	9,091	9,093	9,118	9,390
Non-recurrent Lease Liabilities (IFRS16)	(928)	(969)	(966)	(978)	(1,026)
Current Financial Liabilities	589	552	595	522	657
Recurrent Lease Liabilities (IFRS16)	(115)	(113)	(111)	(112)	(119)
Cash and Cash Equivalents	(702)	(802)	(621)	(559)	(753)
Net Financial Debt as per Credit Agreement	**7,924**	**7,759**	**7,990**	**7,991**	**8,149**

In millions of euros except ratio	LTM Q1'26	LTM Q4'25	LTM Q3'25	LTM Q2'25	LTM Q1'25
OPERATING RESULT (EBIT)	**1,225**	**1,243**	**1,344**	**1,307**	**1,257**
Depreciation & Amortization	(443)	(450)	(432)	(437)	(445)
Reported EBITDA	**1,668**	**1,693**	**1,776**	**1,744**	**1,702**
IFRS 16	(119)	(120)	(117)	(118)	(117)
Restructuring costs, impairments and others	84	78	51	67	68
Transaction costs	30	29	28	28	41
Cost savings, operating improvements and synergies estimated on a "run rate" for the next 12 months	166	168	174	173	165
Share of profits assoc core activity	2	4	4	9	(39)
Total adjustments	**163**	**158**	**140**	**159**	**118**
Adjusted EBITDA as per Credit Agreement	**1,831**	**1,851**	**1,916**	**1,903**	**1,820**
Leverage Ratio as per Credit Agreeement	**4.3x**	**4.2x**	**4.2x**	**4.2x**	**4.5x**

Q1 2026 Results - 27 - GRIFOLS

Q1 2026 Results - 28 - Leverage Ratio as per Reported EBITDA and Net Debt as per Balance Sheet Q1’26 Performance Summary Biopharma Performance Q1’26 Financial Performance Final Remarks Annex In millions of euros except the ratio Q1'26 Q4'25 Q3'25 Q2'25 Q1'25 Non-Current Financial Liabilities 9,080 9,091 9,093 9,118 9,390 Current Financial Liabilities 589 552 595 522 657 Cash and Cash Equivalents (702) (825) (621) (559) (753) Net Financial Debt 8,967 8,818 9,067 9,081 9,294 LTM Q1'26 LTM Q4'25 LTM Q3'25 LTM Q2'25 LTM Q1'25 OPERATING RESULT (EBIT) 1,225 1,243 1,344 1,307 1,257 Depreciation & Amortization (443) (450) (432) (437) (445) Reported EBITDA 1,668 1,693 1,776 1,744 1,702 Leverage Ratio Reported 5.4x 5.2x 5.1x 5.2x 5.5x

Q1 2026 Results - 29 - Net Secured Financial Debt Ratio as per Credit Agreement Q1’26 Performance Summary Biopharma Performance Q1’26 Financial Performance Final Remarks Annex In millions of euros except ratio. Q1'26 Q1'25 Amount of revolver drawn - - EIB debt principal outstanding - 85 Senior Debt Tranche B 2,227 2,314 Senior Secured Notes principal outstanding 3,340 3,340 Total Secured Debt 5,567 5,739 Cash and Cash Equivalents (702) (753) Net Secured Debt 4,865 4,986 Adjusted EBITDA as per Credit Agreement 1,831 1,820 Net secured leverage ratio as per Credit Agreement 2.7x 2.7x

Q1'26 Performance Summary | Biopharma Performance | Q1'26 Financial Performance | Final Remarks | **Annex**

NCI Contributions

In millions of euros	LTM Q1 2026 GDS	Biotest	BPC	Haema
Profit after tax from continuing operations	123	(74)	32	11
Income tax expense	(22)	91	(8)	(7)
Financial result	78	(46)	(1)	3
Amortisation and depreciation	(44)	(54)	(7)	(8)
EBITDA	**111**	**(65)**	**48**	**23**
Impact IFRS16- Finance Leases	(3)	(9)	(6)	(5)
Restructuring costs	12	3	-	-
EBITDA under Credit Agreement	**120**	**(71)**	**42**	**18**
% of non-controlling interest	45.0%	19.2%	100.0%	100.0%
EBITDA reported attibutable to Non Controlling Interests (NCI)	**50**	**(12)**	**48**	**23**
EBITDA as per Credit Agreement Attributable to NCI	**54**	**(14)**	**42**	**18**
Cash and cash equivalents	(1)	(63)	(16)	(12)
Financial (assets) or liabilities with Grifols	(1,085)	712	-	-
Leasing liabilities	12	58	51	21
Loans and other financial liabilities	2	65	-	-
Total Balance Sheet Net Financial Debt	**(1,072)**	**772**	**35**	**9**
Net Financial Debt Reported Attributable to Non-Controlling Interest (NCI)	**(482)**	**148**	**35**	**9**
Impact IFRS16- Finance Leases	(12)	(58)	(51)	(21)
Total Net Financial Debt as per Credit Agreement	**(1,084)**	**714**	**(16)**	**(12)**
% of non-controlling interest	45.0%	19.2%	100.0%	100.0%
Total Net Financial Debt according to Credit Agreement attributable to non controlling interests (NCI)	**(488)**	**137**	**(16)**	**(12)**

Q1 2026 Results - 30 - GRIFOLS

Q1'26 Performance Summary | Biopharma Performance | Q1'26 Financial Performance | Final Remarks | Annex

Net Revenues and Adjusted EBITDA Reconciliation at cc | Q1 2026

Variations due to the exchange rates mainly driven by EUR/USD: Q1'25 @1.04 vs Q1'26 @1.18

Net Revenues Reconciliation at cc | Q1 2026

In million of euros	Q1 2026	Q1 2025	% Var
Reported Net Revenues	1,700	1,786	(4.8%)
Variation due to Exchange Rate Effects	144		
Net Revenues at Constant Currency	**1,844**	**1,786**	**3.3%**

In million of euros	Q1 2026	Q1 2025	% Var
Reported Biopharma Net Revenues	1,495	1,521	(1.7%)
Variation due to Exchange Rate Effects	130		
Reported Biopharma Net Revenues at Constant Currency	**1,625**	**1,521**	**6.8%**

In million of euros	Q1 2026	Q1 2025	% Var
Reported Diagnostic Net Revenues	142	170	(16.2%)
Variation due to Exchange Rate Effects	11		
Reported Diagnostic Net Revenues at Constant Currency	**154**	**170**	**(9.6%)**

In million of euros	Q1 2026	Q1 2025	% Var
Reported Bio Supplies Net Revenues	19	33	(40.4%)
Variation due to Exchange Rate Effects	2		
Reported Bio Supplies Net Revenues at Constant Currency	**22**	**33**	**(33.5%)**

In million of euros	Q1 2026	Q1 2025	% Var
Reported Others & Intersegments Net Revenues	43	62	(31.3%)
Variation due to Exchange Rate Effects	1		
Reported Other & Intersegments Net Revenues at Constant Currency	**44**	**62**	**(29.6%)**

In million of euros	Q1 2026	Q1 2025	% Var
Reported U.S. + Canada Net Revenues	968	1,025	(5.6%)
Variation due to Exchange Rate Effects	121		
Reported U.S. + Canada Net Revenues at Constant Currency	**1,089**	**1,025**	**6.2%**

In million of euros	Q1 2026	Q1 2025	% Var
Reported EU Net Revenues	393	390	0.7%
Variation due to Exchange Rate Effects	1		
Reported EU Net Revenues at Constant Currency	**394**	**390**	**1.0%**

In million of euros	Q1 2026	Q1 2025	% Var
Reported ROW Net Revenues	339	370	(8.4%)
Variation due to Exchange Rate Effects	22		
Reported ROW Net Revenues at Constant Currency	**361**	**370**	**(2.5%)**

Adjusted EBITDA Reconciliation at cc | Q1 2026

In millions of euros	Q1 2026	Q1 2025	% Var
EBITDA Adjusted	381	400	(4.7%)
Variation due to Exchange Rate Effects	23		
EBITDA Adjusted at Constant Currency	**404**	**400**	**0.8%**

Q1 2026 Results - 31 - GRIFOLS

Q1 2026 Results - 32 - CAPEX Reconciliation Q1 2026 Q1’26 Performance Summary Biopharma Performance Q1’26 Financial Performance Final Remarks Annex In million of euros Q1 2026 Q1 2025 Property, Plant & Equipement additions ("CAPEX reported in Consolidated Statements of Cash Flows") 52 49 Interest Capitalized 5 7 Total PP&E additions 5 7 5 6 Interest Capitalized (5) (7) Group Companies associates and business units 19 79 CAPEX reported in the Earnings Report 7 1 128

Q1 2026 Results - 33 - Investor Relations & Sustainability +34 93 571 02 21 investors@grifols.com sustainability@grifols.com inversores@grifols.com sostenibilidad@grifols.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date: May 7, 2026